UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934

☒	Annual Report pursuant to Section 15(d) of the Securities and Exchange Act of 1934

For the fiscal year ended December 31, 2012

Or

❑	Transition Report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the transition period from              to

Commission File Number 333-136605, 333-118202, 333-150570 and 333-150572

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

BorgWarner Inc. Retirement Savings Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

BorgWarner Inc.
3850 Hamlin Road
Auburn Hills, MI 48326

Required Information

Item 4.

Financial Statements as of December 31, 2012 and 2011 and for the Year Ended December 31, 2012, Supplemental Schedule as of December 31, 2012, and Report of Independent Registered Public Accounting Firm

BorgWarner Inc.
Retirement
Savings Plan
Financial Statements as of December 31, 2012 and
2011, and for the Year Ended December 31, 2012,
Supplemental Schedule as of December 31, 2012,
and Report of Independent Registered Public
Accounting Firm

BORGWARNER INC. RETIREMENT SAVINGS PLAN

Index

Page

Report of Independent Registered Public Accounting Firm	2

Financial Statements:

Statements of Net Assets Available for Benefits as of December 31, 2012 and 2011	3

Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2012	4

Notes to Financial Statements as of December 31, 2012 and 2011 and for the Year Ended December 31, 2012	5

Supplemental Schedule:

Form 5500 - Schedule H, Part IV, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2012	14

Note:
All other schedules required by section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted due to the absence of conditions under which they are required.

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of
the BorgWarner Inc. Retirement Savings Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the BorgWarner Inc. Retirement Savings Plan (the “Plan”) at December 31, 2012 and 2011, and the changes in net assets available for benefits for the year ended December 31, 2012 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

As discussed in Note 1 to the accompanying financial statements, the BorgWarner Morse TEC Inc., Ithaca Plant Retirement Savings Plan (the "Ithaca Plan") was amended to merge the Ithaca Plan into the Plan, and provided that the assets attributable to the Ithaca Plan be transferred and merged with those of the Plan effective December 31, 2012. All Ithaca Plan assets were transferred to the Plan on December 31, 2012.

/s/ PricewaterhouseCoopers LLP

Detroit, Michigan
June 6, 2013

BORGWARNER INC. RETIREMENT SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2012 AND 2011
(in thousands)

	2012	2011

NET ASSETS:
Cash	$248	$—
Participant-directed investments in BorgWarner Inc. Retirement Savings Master Trust (“Master Trust”)	840,182	688,673
Participant contributions receivable	137	82
Company contributions receivable	176	104
Notes receivable from participants	10,178	7,222
Total assets	850,921	696,081

Accrued liabilities	153	136

NET ASSETS AVAILABLE FOR BENEFITS AT FAIR VALUE	850,768	695,945

Adjustment from fair value to contract value for the Master Trust's interest in common trust relating to fully benefit-responsive investment contracts	(6,689)	(4,939)

NET ASSETS AVAILABLE FOR BENEFITS	$844,079	$691,006

See accompanying notes to financial statements.

BORGWARNER INC. RETIREMENT SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2012
(in thousands)

ADDITIONS TO NET ASSETS:
Investment income from Master Trust	$81,948
Interest income on notes receivable from participants	309
Contributions from participants	19,629
Contributions from the Company	19,866
Total additions	121,752

DEDUCTIONS FROM NET ASSETS:
Participants’ withdrawals	58,690
Administrative expenses	463
Total deductions	59,153

NET INCREASE BEFORE PLAN MERGER	62,599

Transfer from merger with BorgWarner Morse TEC Inc., Ithaca Plant Retirement Savings Plan	90,474

NET INCREASE	153,073

NET ASSETS AVAILABLE FOR BENEFITS — Beginning of year	691,006

NET ASSETS AVAILABLE FOR BENEFITS — End of year	$844,079

See accompanying notes to financial statements.

BORGWARNER INC. RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2012 AND 2011 AND FOR THE YEAR ENDED DECEMBER 31, 2012
___________________________________________________________________________________

1.	DESCRIPTION OF PLAN

The following description of the BorgWarner Inc. Retirement Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.
General - The Plan was established on January 27, 1993, and is a participating plan under the BorgWarner Inc. Retirement Savings Master Trust (the “Master Trust”). BorgWarner Inc. (the “Company”) is the sponsor of the Plan.
The Plan was established as a defined contribution plan under Section 401(a) of the Internal Revenue Code (IRC), designed to provide eligible employees of the Company with systematic savings and tax advantaged long-term savings for retirement. The Company has assigned the Employee Benefit Committee (the “Committee”) to oversee the Plan and the Master Trust.
The Committee appointed T. Rowe Price Retirement Plan Services, Inc. and T. Rowe Price Trust Co. (the “Trustee”) to perform the administrative, investment, and Trustee services for the Plan and the Master Trust.
The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).
2012 Plan Merger - On December 31, 2012, the BorgWarner Morse TEC Inc., Ithaca Plant Retirement Savings Plan (the "Ithaca Plan") was amended to merge the Ithaca Plan into the Plan and provided that the assets attributable to the Ithaca Plan be transferred and merged with those of the Plan effective as of the close of business on December 31, 2012. Each of the Ithaca Plan's participants has an accrued benefit in the Plan that is no less than his or her accrued benefit under the Ithaca Plan immediately prior to the merger. All of the Ithaca Plan's assets were transferred to the Plan on December 31, 2012.
Eligibility - Employees of the Company, and employees of its divisions, subsidiaries, or affiliates that have adopted the Plan, subject to the consent of the Committee, are immediately eligible to start making employee contributions as of their date of hire.
Participants' Accounts - Individual accounts are maintained for each Plan participant. Each participant's account is credited with the participant's contributions, the Company's contributions and an allocation of Plan earnings, and charged with withdrawals and an allocation of Plan expenses and losses. Allocations are based on participant earnings or account balances. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account, including:
Company Retirement Account - The Company makes contributions as a percentage of a participant's compensation, based on years of vested service and age, to this account on behalf of each eligible participant. No employee contributions are made to this account. Effective January 1, 2011, the first 3% of this compensation is characterized as a non-elective safe harbor contribution.
Savings Account - Participants may voluntarily contribute from 1% to 28% of their compensation to this account, subject to IRC limitations. Pretax deferrals into this account are limited to 10% for highly compensated employees. New employees are automatically enrolled at 3% upon completing 60 days of service, unless they elect not to participate or they elect a different percentage rate. The Company makes contributions equal to 100% of the first 3% of participant pre-tax contributions.

Retiree Health Account - Participants may voluntarily contribute from 1% to 3% of their compensation to this account, depending on their date of hire and when their location adopted this provision of the Plan. The Company makes contributions equal to 100% of participants' contributions to this account, limited to $500 per year. No after-tax contributions are allowed.
Investment Options - Participants elect to invest their account balances (including current and accumulated contributions, current and accumulated Company contributions on behalf of participants and earnings) into various investment options offered by the Plan, including collective trust funds, mutual funds, stable value fund, money market funds, and the BorgWarner Inc. Common Stock Fund.
Vesting - Fund assets attributable to voluntary participant contributions and non elective safe harbor company contributions are fully vested at all times. The remaining fund assets attributable to Company contributions vest 100% upon: three years of vested service; or permanent disability, death, or attaining age 65 provided the participant is employed by the Company on that date.
Withdrawals - While participants are employed, no hardship withdrawals may be made from the Company Retirement Account or Retiree Health Account. Hardship withdrawals may be made from the Savings Account at participants' discretion, subject to certain limitations. Distribution of benefits is made upon retirement, death, or other termination of employment as permitted by the Plan and by ERISA regulations. Participants may elect to receive distributions in installments or a lump sum.
Notes Receivable from Participants - Participants may borrow from their Safe Harbor CRC Account, Savings Account or Retiree Health Account a minimum of $500 and a maximum of the lesser of (a) 50% of the vested balance or (b) $50,000 reduced by the highest outstanding loan balance in the last 12 months.
Notes receivable terms generally range from six months to five years, with interest charged at the rate established by the Trustee for similar loans on the origination date. Interest rates on loans outstanding as of December 31, 2012, range from 4.25% to 9.50%. Notes receivable from participants are secured by the remaining balance in the participants' accounts. Principal and interest are paid ratably through payroll deductions.
Priorities upon Termination - Although the Company has expressed no intent to discontinue the Plan, it has the right to do so at any time, subject to provisions set forth in ERISA. In the event of termination, the interests of affected participants shall become fully vested. The Plan assets then remaining shall be used to pay administrative expenses and benefits equal to the balance in participant accounts.
Forfeited Accounts - At December 31, 2012 and 2011, there were approximately $9 and $1,800 respectively, in forfeited nonvested accounts. During the year ended December 31, 2012, employer contributions were reduced by approximately $210,620 from forfeited nonvested accounts.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation - The financial statements of the Plan are prepared under the accrual method of accounting and in accordance with accounting principles generally accepted in the United States of America (GAAP).
Investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Statements of Net Assets Available for Benefits present the fair value of the investment in the Master Trust as well as the adjustment of the investment in the Master Trust's interest in common trust relating to fully benefit-responsive investment contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.
Adoption of New Accounting Guidance - In December 2011, the Financial Accounting Standards Board ("FASB') amended Accounting Standards Codification ("ASC") Topic 210, "Balance Sheet", requiring companies to disclose both gross and net information about instruments and transactions eligible for offset in the statement of financial position as well as instruments and transactions subject to an agreement similar to a master netting arrangement. This guidance is effective retrospectively for interim and annual periods beginning on or after January 1, 2013. Plan management anticipates the adoption of this guidance will not have a material impact on the Plan's financial statements.
Investment Valuation - The Master Trust's investments are recorded at fair value, based upon the last traded or current bid prices in active markets. Where there are no readily available last traded or current bid prices, fair value estimation procedures used in determining asset values might cause differences from the values that would exist in a ready market due to the potential subjectivity in the estimates. Following is a description of the valuation methodologies used for assets measured at fair value.
Collective Trust Funds - The Collective Trust Funds include the Northern Trust Focus, Bond Index, and Equity Index funds, which are all valued based on unit value either on a monthly or quarterly basis by the fund manager and are reviewed by the Master Trust's fiduciaries for reasonableness. The fair values of these investments are determined by reference to the respective funds' underlying assets, which are primarily marketable equity and fixed income securities. In the event that a fund manager's valuation is not deemed reasonable, fair value is determined by the fair valuation policies prescribed by the Master Trust agreement. Redemption is permitted daily, there are no restrictions, and unfunded commitments are not applicable.

Stable Value Fund - The contract value of the T. Rowe Price Stable Value Common Trust Fund (SVF) of the Master Trust was approximately $155,586,000 and $152,817,000 at December 31, 2012 and 2011, respectively. The fair value of the SVF was approximately $162,275,000 and $158,339,000 at December 31, 2012 and 2011, respectively. The fair value of the SVF is determined based on the fair value of the underlying assets in the funds on the close of business on the valuation date.

The SVF is an open ended fund from which trust units may be redeemed on a daily basis.  The trust invests primarily in Guaranteed Investment Contracts (GICs), Bank Investment Contracts (BICs), Synthetic Investment Contract (SICs), and Separate Account Contracts (SACs). Retirement plans are required to provide 12- or 30- month advance notice to the Trustee prior to redemption of trust units; the notice period may be shortened or waived by fund Trustee. Unfunded commitments are not applicable.

BorgWarner Inc. Common Stock - BorgWarner Inc. common stock is valued at the closing price reported on the New York Stock Exchange Composite Listing.

Mutual Funds - Mutual Funds are investment vehicles stated at fair value based on quoted market prices as reported by the Trustee.

Money Market Funds - The Money Market Funds invest in high-quality short-term securities.  In accordance with Rule 2a-7 under the 1940 Act, the funds are valued at amortized cost method, which approximates fair value. This method of valuation is designed to enable the funds to price its shares at $1.00 per share, although each fund's share price may deviate from $1.00 per share.

Estimates - The preparation of financial statements in conformity with GAAP requires Plan management to make estimates and assumptions that affect the reported amounts of net assets available for benefits as of the date of the financial statements, and the reported amounts of changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.

Risks and Uncertainties - The Plan utilizes various investment instruments, including a stable value fund, mutual funds, collective trusts, money market fund and BorgWarner Inc. common stock. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the financial statements.
Administrative Expenses - Transfer taxes and brokerage expenses attributable to the Master Trust assets are charged to the applicable fund as a reduction of the return on that fund. Any other expenses incurred with respect to Master Trust administration are charged to participant accounts, where applicable, or are paid in such manner as the Company determines, and is in accordance with the plan documents.
Payment of Benefits - Benefits are recorded when paid. There were no amounts allocated to accounts of persons who had elected to withdraw from the Plan but had not yet been paid at December 31, 2012 or 2011.

3.	EXEMPT PARTIES-IN-INTEREST TRANSACTIONS

The Master Trust invests in BorgWarner Inc. common stock and makes loans to participants, which are permitted party-in-interest transactions. Certain Master Trust investments are shares of mutual funds and other investments managed by the Trustee and, therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Plan to the Trustee for administrative services amounted to approximately $463,000 for the year ended December 31, 2012, and are included in administrative expenses. Fees paid by the Plan to the Trustee for investment management services were included as a reduction of return earned on each fund.
At December 31, 2012 and 2011, the Master Trust held approximately 2,034,000 and 1,951,000 shares, respectively, of BorgWarner Inc. common stock, the sponsoring employer, on behalf of the Plan. These shares had a fair value of approximately $145,671,000 and $124,329,000 at December 31, 2012 and 2011, respectively.
The costs and expenses incurred by the Trustee under the Plan and the fee charged by the Trustee are charged to the Plan. The Company has the right to be reimbursed each year from the Plan for the cost to the Company of bank fees and auditing fees.

4.	TAX STATUS

The Plan obtained a favorable determination letter, dated March 3, 2009, in which the Internal Revenue Service (IRS) stated the Plan complied with applicable requirements of the IRC. The Plan has been amended since the receipt of the determination letter; however, the fiduciaries believe that the Plan continues to be designed and operated in accordance with the applicable provisions of the IRC. The fiduciaries of the Plan believe that the Plan and related trust continue to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan's financial statements.

GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability or asset if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2012 and 2011, there are no uncertain positions taken or expected to be taken that would require recognition of a liability or asset or disclosure in the financial statements. The Plan is subject to audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examination for years prior to 2010.

5.	RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 as of December 31, 2012 and 2011 (in thousands):

	2012	2011
Net assets available for benefits per the financial statements	$844,079	$691,006
Adjustment from contract value to fair value for the Master Trust's interest in common trust relating to fully benefit-responsive investment contracts	6,689	4,939
Net assets available for benefits per the Form 5500	$850,768	$695,945

For the year ended December 31, 2012, the following is a reconciliation of net investment income per the financial statements to the Form 5500 (in thousands):

2012
Total net investment income from the Master Trust per the financial statements	$81,948
Change in adjustment from contract value to fair value for the Master Trust's interest in common trust relating to fully benefit-responsive investment contracts	1,043
Net investment income from the Master Trust investment account per the Form 5500	$82,991

For the year ended December 31, 2012, the following is a reconciliation of Transfer from merger with BorgWarner Inc. Retirement Savings Plan per the financial statements to the Form 5500 (in thousands):

2012
Total Transfer from merger with BorgWarner inc. Retirement Savings Plan per the financial statements	$90,474
Transfer adjustment from contract value to fair value for the Master Trust's interest in common trust relating to fully benefit-responsive investment contracts	707
Transfer from merger with BorgWarner Inc. Retirement Savings Plan per the Form 5500	$91,181

6.MASTER TRUST INFORMATION

Use of the Master Trust permits commingling of trust assets of a number of defined contribution plans of the Company for investment and administrative purposes. Although assets are commingled in the Master Trust, the Trustee maintains supporting records for the purpose of allocating the total investment income of the Master Trust to the various participating plans.
Purchases and sales of securities in the Master Trust are recorded on a trade-date basis. Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date.
On December 31, 2012, the Ithaca Plan was amended to merge into the Plan and provide that the assets attributable to the Ithaca Plan be transferred and merged with the Plan effective as of the close of business on December 31, 2012. Therefore, at December 31, 2012 the Master Trust consisted of only the investments held by the Plan.
The investments held by the Master Trust are valued at fair value at the end of each business day, with the exception of the investments held in the SVF, which are valued at contract value. The investment contracts held in the SVF have been adjusted from fair value to contract value by $(6,689,000) and $(5,522,000) at December 31, 2012 and 2011, respectively. The ratio of the Plan's assets in each investment account to the value of all assets held in each Master Trust investment account is used to allocate interest income, dividend income, realized gains (losses) and unrealized increases (decreases) in market value of investments on a daily basis. Other changes in net assets available for benefits are directly attributable to the Plan and are therefore not subject to allocation.
At December 31, 2012 and 2011, the Plan's interest in the participant-directed investments of the Master Trust at contract value was 100% and 89.86%, respectively.
The following table presents the carrying value of investments of the Master Trust as of December 31, 2012 and 2011 (in thousands):

	2012	2011
Fair value of investments:
Northern Trust Focus Funds	$205,142	$177,143
T. Rowe Price Stable Value Common Trust Fund	162,275	158,339
Northern Trust S & P 500 Index	151,410	134,185
BorgWarner Inc. Common Stock	145,671	142,069
Vanguard Mid-Cap Index Fund	49,063	43,875
Harbor International Fund	48,742	42,036
Buffalo Small Cap Fund	40,707	35,664
Northern Trust Collective Aggregate Bond Index	36,352	32,551
T. Rowe Price Prime Reserve Fund	130	237
Cash Fund	690	295
Assets reflecting all investments at fair value	840,182	766,394

Adjustment from fair value to contract value for the interest in common trust relating to fully benefit-responsive investment contracts	(6,689)	(5,522)

Total assets	$833,493	$760,872

The following table presents the components of investment income(loss) for the Master Trust for the year ended December 31, 2012 (in thousands):

2012
Investment income:
Net appreciation (depreciation) in investments
Northern Trust Focus Funds	$22,574
Northern Trust S & P 500 Index	21,356
BorgWarner Inc. Common Stock	19,587
Harbor International Fund	7,618
Vanguard Mid-Cap Index Fund	6,163
Buffalo Small Cap Fund	4,639
Northern Trust Collective Aggregate Bond Index	1,418
T. Rowe Price Stable Value Common Trust Fund	—
T. Rowe Price Prime Reserve Fund	(44)
Net appreciation in investments	83,311

Dividend and interest income:
T. Rowe Price Stable Value Common Trust Fund	3,773
Buffalo Small Cap Fund	2,357
Harbor International Fund	968
Vanguard Mid-Cap Index Fund	696
Total dividend and interest income	7,794

Total investment income	$91,105

7.	FAIR VALUE MEASUREMENTS

ASC Topic 820 emphasizes that fair value is a market-based measurement, not an entity-specific measurement, and requires expanded disclosures about fair value measurements. Therefore, a fair value measurement should be determined based on assumptions that market participants would use in pricing an asset or liability. As a basis for considering market participant assumptions in fair value measurements, ASC Topic 820 establishes a fair value hierarchy, which prioritizes the inputs used in measuring fair values as follows:

Level 1:	Observable inputs such as quoted prices for identical assets or liabilities in active markets;

Level 2:	Inputs, other than quoted prices in active markets, that are observable either directly or indirectly; and

Level 3:	Unobservable inputs in which there is little or no market data, which require the reporting entity to develop its own assumptions.

Master Trust assets have been measured at fair value using the market approach, which uses prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities. The following tables classify the Master Trust investments measured at fair value by level within the fair value hierarchy as of December 31, 2012 and 2011:

		Basis of Fair Value Measurements
(in thousands)	Balance at December 31, 2012	Quote Prices in Active Market for Identical Items (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Collective Trust Funds:
Northern Trust Focus Funds	$205,142	$—	$205,142	$—
Northern Trust S & P 500 Index	151,410	—	151,410	—
Northern Trust Collective Aggregate Bond Index	36,352	—	36,352	—
T. Rowe Price Stable Value Common Trust Fund	162,275	—	162,275	—
BorgWarner Inc. Common Stock	145,671	145,671	—	—
Mutual Funds:
Harbor International Fund	48,742	48,742	—	—
Vanguard Mid-Cap Index Fund	49,063	49,063	—	—
Buffalo Small Cap Fund	40,707	40,707	—	—
Money Market Funds:
T. Rowe Price Prime Reserve Fund	130	—	130	—
Cash Fund	690	—	690	—
Total Master Trust Assets	$840,182	$284,183	$555,999	$—

		Basis of Fair Value Measurements
(in thousands)	Balance at December 31, 2011	Quote Prices in Active Market for Identical Items (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Collective Trust Funds:
Northern Trust Focus Funds	$177,143	$—	$177,143	$—
Northern Trust S & P 500 Index	134,185	—	134,185	—
Northern Trust Collective Aggregate Bond Index	32,551	—	32,551	—
T. Rowe Price Stable Value Common Trust Fund	158,339	—	158,339	—
BorgWarner Inc. Common Stock	142,069	142,069	—	—
Mutual Funds:
Harbor International Fund	42,036	42,036	—	—
Vanguard Mid-Cap Index Fund	43,875	43,875	—	—
Buffalo Small Cap Fund	35,664	35,664	—	—
Money Market Funds:
T. Rowe Price Prime Reserve Fund	237	—	237	—
Cash Fund	295	—	295	—
Total Master Trust Assets	$766,394	$263,644	$502,750	$—

SUPPLEMENTAL SCHEDULE

BORGWARNER INC. RETIREMENT SAVINGS PLAN

FORM 5500 - SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2012
(in thousands)

	Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	Current Value

*	Notes receivable from participants	Notes receivable from participants, interest rates generally ranging from 4.25% to 9.50%; loan terms generally ranging from 6 months to 5 years	$10,178

	Participant-directed investments in BorgWarner Inc. Retirement Savings Master Trust	Master Trust	$840,182

*	Denotes party-in-interest.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Plan Name: BorgWarner Inc. Retirement Savings Plan

By:	/s/ James R. Verrier
Name:	James R. Verrier
Title:	Member Employee Benefits Plan Committee

By:	/s/ Ronald T. Hundzinski
Name:	Ronald T. Hundzinski
Title:	Member Employee Benefits Plan Committee

By:	/s/ Steven G. Carlson
Name:	Steven G. Carlson
Title:	Member Employee Benefits Plan Committee

By:	/s/ Janice K. McAdams
Name:	Janice K. McAdams
Title:	Member Employee Benefits Plan Committee

Date: June 6, 2013

EXHIBIT INDEX

Exhibit Number	Exhibit Description
23.1	Consent of Independent Registered Public Accounting Firm